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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2009 Estimated average burden hours per response 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Alyst Acquisition Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02263A105

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)

[ X ]     Rule 13d-1(c)

[ ]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 02263A105

1.     Names of Reporting Persons.

Jonathan M. Glaser

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)          X

3.     SEC Use Only

4.     Citizenship or Place of Organization      U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 495,400
7. Sole Dispositive Power 0
8. Shared Dispositive Power 495,400

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     495,400

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     5.2%

12.     Type of Reporting Person (See Instructions)     IN, HC

CUSIP No. 02263A105

1.     Names of Reporting Persons.

Daniel Albert David

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)          X

3.     SEC Use Only

4.     Citizenship or Place of Organization      U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 495,400
7. Sole Dispositive Power 0
8. Shared Dispositive Power 495,400

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     495,400

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     5.2%

12.     Type of Reporting Person (See Instructions)     IN, HC

CUSIP No. 02263A105

1.     Names of Reporting Persons.

Roger Richter

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)          X

3.     SEC Use Only

4.     Citizenship or Place of Organization      U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 495,400
7. Sole Dispositive Power 0
8. Shared Dispositive Power 495,400

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     495,400

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     5.2%

12.     Type of Reporting Person (See Instructions)     IN, HC

CUSIP No. 02263A105

1.     Names of Reporting Persons.

Pacific Assets Management, LLC

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)          X

3.     SEC Use Only

4.     Citizenship or Place of Organization      Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 495,400
7. Sole Dispositive Power 0
8. Shared Dispositive Power 495,400

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     495,400

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     5.2%

12.     Type of Reporting Person (See Instructions)     OO, IA

CUSIP No. 02263A105

1.     Names of Reporting Persons.

Pacific Capital Management, Inc.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)          X

3.     SEC Use Only

4.     Citizenship or Place of Organization      California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 495,400
7. Sole Dispositive Power 0
8. Shared Dispositive Power 495,400

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     495,400

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     5.2%

12.     Type of Reporting Person (See Instructions)     CO, HC

CUSIP No. 02263A105

1.     Names of Reporting Persons.

JMG Triton Offshore Fund, Ltd.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)          X

3.     SEC Use Only

4.     Citizenship or Place of Organization      British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 495,400
7. Sole Dispositive Power 0
8. Shared Dispositive Power 495,400

9.     Aggregate Amount Beneficially Owned by Each Reporting Person     495,400

10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)     ______

11.     Percent of Class Represented by Amount in Row (9)     5.2%

12.     Type of Reporting Person (See Instructions)     CO

CUSIP No. 02263A105

Item 1.

(a)     Name of Issuer

Alyst Acquisition Corp.

(b)     Address of Issuer's Principal Executive Offices

233 East 69th Street, #6J, New York, NY 10021

Item 2.

(a)     The names of the persons filing this statement are:

Jonathan M. Glaser

Daniel Albert David

Roger Richter

Pacific Assets Management, LLC ("PAM")

Pacific Capital Management, Inc. ("PCM")

JMG Triton Offshore Fund, Ltd. (the "Fund")
(collectively, the "Filers").

(b) The principal business office of Mr. Glaser is:

11601 Wilshire Boulevard, Suite 2180, Los Angeles, CA 90025

The principal business office of PAM, PCM, Mr. David and Mr. Richter is:

100 Drakes Landing, Suite 207, Greenbrae, CA 94904

The principal business office of the Fund is:

Ogier Fiduciary Services (BVI) Ltd
Nemours Chambers
PO Box 3170
Road Town, Tortola, BVI
VG1110

CUSIP No. 02263A105

(c)     For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)     This statement relates to shares of common stock of the Issuer (the "Stock").

(e)     The CUSIP number of the Issuer is: 02263A105

Item 3.     If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)     [ ]     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)     [ ]     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)     [ ]     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)     [ ]     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)     [ ]     An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)     [ ]     An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)     [ ]     A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h)     [ ]     A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)     [ ]     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)     [ ]     A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k)     [ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4.     Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

PAM is the investment adviser to the Fund, which has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. PCM is a member of PAM. Mr. Glaser, Mr. David and Mr. Richter are control persons of PCM and PAM.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

The Filers are filing this Schedule 13G jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Each of Mr. Glaser, Mr. David, Mr. Richter, PCM and PAM disclaims beneficial ownership of the Stock except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Fund should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the Stock covered by this Schedule 13G.

Item 9.     Notice of Dissolution of Group

Not applicable.

Item 10.     Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

Exhibit A Joint Filing Agreement

CUSIP No. 02263A105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 13, 2009

PACIFIC CAPITAL MANAGEMENT, INC. By: Jonathan M. Glaser, Vice President	PACIFIC ASSETS MANAGEMENT, LLC By: Jonathan M. Glaser, Member Manager
Jonathan M. Glaser	Daniel Albert David
Roger Richter
JMG TRITON OFFSHORE FUND, LTD. By: Pacific Assets Management, LLC Attorney-in-fact By: Jonathan M. Glaser, Member Manager

CUSIP No. 02263A105

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of securities of any issuer, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G. For that purpose, the undersigned hereby constitute and appoint JMG Capital Management, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases and sales, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present, until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

DATED:     July 7, 2005

PACIFIC CAPITAL MANAGEMENT, INC.

By:     /s/ Jonathan M. Glaser, Vice President

PACIFIC ASSETS MANAGEMENT, LLC By: /s/ Jonathan M. Glaser, Member Manager
JMG CAPITAL MANAGEMENT, INC. By: /s/ Jonathan M. Glaser, President	JMG CAPITAL MANAGEMENT, LLC By: /s/ Jonathan M. Glaser, Member Manager
/s/ Jonathan M. Glaser	JMG TRITON OFFSHORE FUND, LTD. By: Pacific Assets Management, LLC Attorney-in-fact By: /s/ Jonathan M. Glaser, Member Manager
/s/ Roger Richter	/s/ Daniel Albert David

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